VentureAide Capital, LLC

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Registered Public Accounting Firm's Report Thereon

For the Year Ended December 31, 2025

VentureAide Capital, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

<u>CONTENTS</u>

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SEC FILE NUMBER
8-70211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VentureAide Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32018 N 20th Lane
(No. and Street)

Phoenix (City) AZ (State) 85085 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY CUCCIA (Name) 732-713-9607 (Area Code – Telephone Number) gary@finopcfo.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

VICTOR MOKUOLU CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 KIRBY DRIVE, SUITE 220 (Address) HOUSTON (City) TX (State) 77054 (Zip Code)

1/19/2021 (Date of Registration with PCAOB)(if applicable) 6771 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shubha Ukhade_____ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VentureAide Capital LLC_____ as of December 31_____ 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ~~Ukhade~~

Title:
~~Chief Executive ZOfficer~~

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Members
VentureAide Capital LLC

Opinion on the Financial Statements

We have audited the financial statements of VentureAide Capital LLC ("the Company"), which comprise the statement of financial condition as of December 31, 2025, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2025, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VentureAide Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital, under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information Relating to the Possession or Control Requirements, both under SEC Rule 15c3-3 have been subject to audit procedures performed with the audit of VentureAide Capital LLC's financial statements. The supplemental information is the responsibility of VentureAide Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our

opinion, the Schedule I, Computation of Net Capital, under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information Relating to the Possession or Control Requirements both under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2021.

Houston, Texas,
March 31, 2026

PCAOB ID: 6771

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	25,925
Prepaid expenses and other assets		948
TOTAL ASSETS	$	26,873

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	56
TOTAL LIABILITIES		56
MEMBERS' EQUITY		26,817
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	26,873

The accompanying notes are an integral part of these financial statements.

VentureAide Capital, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES		
Advisory Fees	$	5,000
TOTAL REVENUES		5,000
EXPENSES		
Professional Fees		22,000
Regulatory Fees		1,642
Other		220
TOTAL EXPENSES		23,862
NET LOSS	$	(18,862)

The accompanying notes are an integral part of these financial statements.

VentureAide Capital, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE - BEGINNING OF YEAR	$	15,679
Net loss		(18,862)
Capital contribution		30,000
BALANCE - END OF YEAR	$	26,817

The accompanying notes are an integral part of these financial statements.

VentureAide Capital, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES	
Net loss	$ (18,862)
Increase in operating assets:	
Prepaid expenses and other assets	(355)
Increase in operating liabilities:	
Accrued expenses and other liabilities	2
TOTAL CHANGES IN ASSETS ANS LIABILITIES	(353)
NET CASH USED IN OPERATING ACTIVITIES	(19,215)
NET CASH PROVIDED BY FINANCING ACTIVITIES	
Capital contribution	30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	30,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,785
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	15,140
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 25,925

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

VentureAide Capital, LLC (the "Company"), is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on December 7, 2020. The Company was formerly organized on December 12, 2019 in the state of Arizona pursuant to the Arizona Limited Liability Company Act. The Company is owned by a principal of the firm and the principal's spouse.

VentureAide Capital is a global, independent investment bank focused on creating value for middle-market businesses. The Company provides Mergers & Acquisitions and Capital Raise (equity and debt) advisory services for technology companies.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the members. The Company implemented ASC 740-10-65-1 for uncertain tax provisions. For the year ended December 31, 2025, the Company had no uncertain tax positions.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company implemented ASC 606 for revenue recognition. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The scope of the services includes commission revenue recognized on a trade date basis and advisor fees and placement fees from fundraising activities.

Revenue from Contracts with Customers: Advisory Fees from Fundraising Activities and Investment Banking/Merger and Acquisition (M&A) Services - These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides fundraising and investment banking/merger & acquisition advisory services.

The agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a· single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2025 the Company had no deferred revenue.

The Company is evaluating new accounting standards and will implement as required.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk. The Company received 100% of its revenue from one customer.

NOTE 4 – RELATED PARTY TRANSACTIONS

In 2025 the Company expensed $5,000 to VentureAide, LLC an affiliated company for consulting services provided. The principal of the Company contributed $30,000 in permanent capital to the Company.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had regulatory net capital of $25,869, which was $20,869 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was .22%.

The Company will not claim an exemption from SEC Rule 15c3.3 in reliance on footnote 74 in SEC Release 34.70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's business activities are and will remain as described below.

- Engage in the following type of businesses:
  - Private placement of securities: and
  - Mergers and acquisitions advisory services.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

Note 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Financial Accounting Standards Bozard ("FASB") issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

Factors used to identify reportable segments and types of products and services from which reportable segment derives revenue

The Company has one reportable segment: investment banking / investment advisory consulting services. The Company receives revenue for investment banking / investment advisory consulting services where the Company will receive a consulting

Note 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

fee for services performed or success fee for consummated transactions. The Company derives revenue primarily in North America.

Title and position of the CODM

The Company's chief operating decision maker is the chief executive officer.

Measure of profit or loss and total assets

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Securities transactions, as well as the associated commission revenue and costs, are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred. The Company's performance obligation is satisfied when the investment banking / advisor services are performed.

NOTE 8 – SUBSEQUENT EVENT

The Company evaluated transactions occurring after the year ended December 31, 2025. through March 31, 2026, the date these financial statements were available for issuance and determined no transactions or events require disclosure.

VENTUREAIDE CAPITAL, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
SCHEDULE I
December 31, 2025

TOTAL ASSETS	$	26,873
TOTAL LIABILITIES		56
NET WORTH		26,817
LESS NON-ALLOWABLE ASSETS		948
CURRENT CAPITAL		25,869
LESS HAIRCUTS		-
NET CAPITAL	$	25,869
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF AI)		5,000
EXCESS NET CAPITAL	$	20,869

AGGREGATE INDEBTEDNESS	$	56
AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.22%
MINIMUM REQUIRED NET CAPITAL		$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS (12.5% 1st 12 months)		$7
DEBT / EQUITY RATIO		N/A

The net capital computed above and the Company's computation of net capital on its amended December 31, 2025 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

Report of the Independent Registered Public Accounting Firm

To: Members
VentureAide Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report of VentureAide Capital LLC ("Exemption Report") pursuant to SEC Rule 17a-5, in which VentureAide Capital LLC is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5(d)(1) and (4) because VentureAide Capital LLC ("Broker-dealer") limits its business activities exclusively to:

(1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to broker-dealer, and
(2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and broker-dealer

- did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to broker-dealer);
- did not carry accounts of or for customers; and
- did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

VentureAide Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VentureAide Capital LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5(d)(1) and (4).

Victor Mokuolu, CPA PLLC

Houston, Texas

March 31, 2026

VentureAide Capital, LLC's
Exemption Report
December 31, 2025

VentureAide Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

  The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I,_Shubha Ukhāde, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Chief Executive Officer

3/31/2026

[2] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to an exemption report taking into account the nature and extent of the deviation or deviation.

VentureAide Capital, LLC
December 31, 2025

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS UNDER THE SECURITIES
AND EXCHANGE COMMISSION RULE 15c3-3**

December 31, 2025

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER THE SECURITIES
AND EXCHANGE COMMISSION RULE 15c3-3"**

December 31, 2025

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.